# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Remitly Global, Inc., CIK 0001782170
CUSIP: 75960P104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1111 Third Avenue, Suite 2100, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037307
Filed by CIK 0001864839

## Reporting persons
- PayU Fintech Investments B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 25,441,745; sole dispositive power 0; shared dispositive power 25,441,745; aggregate amount beneficially owned 25,441,745 (12.3% of the class)
  Comment: Note to Rows 6, 8 & 9: Represents Shares (as defined below) directly held by PayU Fintech Investments B.V. (PayU) and indirectly held by Prosus N.V. (Prosus) and Naspers Ltd. (Naspers), which are, together, significant stockholders of the Issuer. PayU is a 100% subsidiary of MIH Fintech Holdings B.V., which is a 100% subsidiary of MIH e-Commerce Holdings B.V., which is a 100% subsidiary of MIH Internet Holdings B.V., which is a 100% subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus and Naspers control PayU and share voting and dispositive control over the Shares. Naspers employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk and Keeromstraat 30 Beleggings (RF) Beperk, the sole remit of which is to protect the continued independence of Naspers Limited. Each of the foregoing two entities disclaims beneficial ownership of all Shares, except to the extent of their respective pecuniary interests therein.
  
  Note to Row 11: The percentage ownership is based on 206,193,217 shares outstanding as of August 4, 2025, as reported in the Issuer's (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2025.
- NASPERS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: South Africa (T3); sole voting power 0; shared voting power 25,441,745; sole dispositive power 0; shared dispositive power 25,441,745; aggregate amount beneficially owned 25,441,745 (12.3% of the class)
  Comment: Note to Rows 6, 8 & 9: Represents Shares (as defined below) directly held by PayU Fintech Investments B.V. (PayU) and indirectly held by Prosus N.V. (Prosus) and Naspers Ltd. (Naspers), which are, together, significant stockholders of the Issuer. PayU is a 100% subsidiary of MIH Fintech Holdings B.V., which is a 100% subsidiary of MIH e-Commerce Holdings B.V., which is a 100% subsidiary of MIH Internet Holdings B.V., which is a 100% subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus and Naspers control PayU and share voting and dispositive control over the Shares. Naspers employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk and Keeromstraat 30 Beleggings (RF) Beperk, the sole remit of which is to protect the continued independence of Naspers Limited. Each of the foregoing two entities disclaims beneficial ownership of all Shares, except to the extent of their respective pecuniary interests therein.
  
  Note to Row 11: The percentage ownership is based on 206,193,217 shares outstanding as of August 4, 2025, as reported in the Issuer's (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2025.
- PROSUS N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 25,441,745; sole dispositive power 0; shared dispositive power 25,441,745; aggregate amount beneficially owned 25,441,745 (12.3% of the class)
  Comment: Note to Rows 6, 8 & 9: Represents Shares (as defined below) directly held by PayU Fintech Investments B.V. (PayU) and indirectly held by Prosus N.V. (Prosus) and Naspers Ltd. (Naspers), which are, together, significant stockholders of the Issuer. PayU is a 100% subsidiary of MIH Fintech Holdings B.V., which is a 100% subsidiary of MIH e-Commerce Holdings B.V., which is a 100% subsidiary of MIH Internet Holdings B.V., which is a 100% subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus and Naspers control PayU and share voting and dispositive control over the Shares. Naspers employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk and Keeromstraat 30 Beleggings (RF) Beperk, the sole remit of which is to protect the continued independence of Naspers Limited. Each of the foregoing two entities disclaims beneficial ownership of all Shares, except to the extent of their respective pecuniary interests therein.
  
  Note to Row 11: The percentage ownership is based on 206,193,217 shares outstanding as of August 4, 2025, as reported in the Issuer's (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2025.

## Item 1. Issuer
Name of issuer: Remitly Global, Inc.
Address of issuer's principal executive offices: 1111 Third Avenue, Suite 2100, Seattle, Washington, 98101

## Item 2. Person Filing
Name of person filing: This Schedule is jointly filed by PayU Fintech Investments B.V., a private limited liability company organized under the laws of the Netherlands ("PayU"), Prosus N.V., a public limited liability company incorporated under the laws of the Netherlands ("Prosus") and Naspers Limited, a public limited liability company organized under the laws of the Republic of South Africa ("Naspers"). The foregoing entities are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
PayU Fintech Investments B.V.
Symphony Offices
Gustav Mahlerplein 5
Amsterdam, 1082 MS
The Netherlands

Naspers Limited
Media24 Centre
40, Heerengracht
Cape Town, 8001
South Africa

Prosus N.V.
Symphony Offices
Gustav Mahlerplein 5
Amsterdam, 1082 MS
The Netherlands
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The shares of the Issuer identified herein (Shares) are directly held by PayU Fintech Investments B.V. (PayU) and indirectly held by Prosus N.V. (Prosus) and Naspers Ltd. (Naspers), which are, together, significant stockholders of the Issuer. PayU is a 100% subsidiary of MIH Fintech Holdings B.V., which is a 100% subsidiary of MIH e-Commerce Holdings B.V., which is a 100% subsidiary of MIH Internet Holdings B.V., which is a 100% subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus and Naspers control PayU and share voting and dispositive control over the Shares. Naspers employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk and Keeromstraat 30 Beleggings (RF) Beperk, the sole remit of which is to protect the continued independence of Naspers Limited. Each of the foregoing two entities disclaims beneficial ownership of all Shares, except to the extent of their respective pecuniary interests therein.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 10, 2022, by and among the Reporting Persons.

## Signatures
- PayU Fintech Investments B.V.: /s/ Serge de Reus, Serge de Reus/Authorized Representative (08/11/2025)
- NASPERS LIMITED: /s/ Nico Marais, Nico Marais/Authorized Representative (08/11/2025)
- PROSUS N.V.: /s/ Nico Marais, Nico Marais/Authorized Representative (08/11/2025)